SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JUNE 30, 2000, OR

\ \ FOR TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____________ TO
     _______________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Employee Stock Purchase Plan (Japan), 17, Koyo-cho Naka 1-chome, Higashinada-ku, Kobe, Hyogo 658-0032, Japan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.


REQUIRED INFORMATION

Item 1. Audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence). (See Page 2)

Item 2. Audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence). (See Page 3)



                           JAPAN EMPLOYEE SAVINGS PLAN

                          Financial Statements for the
                          Years Ended June 30, 2000, 1999, and 1998, and Independent Auditors' Report



JAPAN EMPLOYEE SAVINGS PLAN

Table of contents
--------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT                                                1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits as of
   June 30, 2000 and 1999                                                   2

  Statements of Changes in Net Assets Available for Benefits
   for the Years Ended June 30, 2000, 1999, and 1998                        3

  Notes to Financial Statements for the Years Ended
   June 30, 2000, 1999, and 1998                                            4



INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
   the Japan Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Japan Employee Savings Plan (the "Plan") as of June 30, 2000 and 1999, and the related statements of changes in net assets available for benefits for each of the three years in the period ended June 30, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2000 and 1999 and the changes in net assets available for benefits for each of the three years in the period ended June 30, 2000 in conformity with auditing standards generally accepted in the United States of America.

Our audits also comprehended the translation of the Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3. The translation of the financial statement amounts into U.S. dollars has been made solely for convenience.


September 22, 2000



JAPAN EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 2000 AND 1999
-----------------------------------------------------------------------------------------------------------------

                                                                Japanese Yen                       U.S. Dollars
                                                  -------------------------------------------     ---------------
                                                         2000                   1999                   2000
                                                         ----                   ----                   ----

Assets, at fair value:
  Cash                                            (Yen)    1,797,122       (Yen)    1,317,365        $    17,197
  The Procter & Gamble Company common                  4,989,830,650            8,022,124,000         47,749,576
    stock (2000:  838,627 shares, cost
    (Yen)5.5 billion ($52 million); 1999:
    729,284 shares, cost(Yen)4.3 billion)
                                                  ------------------       ------------------        -----------

                    Total assets                       4,991,627,772            8,023,441,365         47,766,773
                                                  ------------------       ------------------        -----------

Net ASSETS AVAILABLE FOR BENEFITS                 (Yen)4,991,627,772       (Yen)8,023,441,365        $47,766,773
                                                  ==================       ==================        ===========

See notes to financial statements.



JAPAN EMPLOYEE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JUNE 30, 2000, 1999, AND 1998
--------------------------------------------------------------------------------------------------------------------------
                                                                    Japanese Yen                                    U.S. Dollars
                                        --------------------------------------------------------------------      ----------------
                                                2000                    1999                    1998                  2000
                                                ----                    ----                    ----                  ----

Additions:
 Investment income:
  Net (depreciation) appreciation
   in fair value of investments         (Yen)(3,967,866,298)     (Yen)(1,170,238,105)     (Yen) 3,342,162,574     $   (37,970,012)
  Dividend income                                71,167,814               69,405,797               58,107,394             681,032
  Interest income                                     2,006                    4,578                    3,976                  19
  Other                                             490,983                   79,373                  191,603               4,699
                                        -------------------      -------------------      -------------------     ---------------
    Total investment income                  (3,896,205,495)          (1,100,748,357)           3,400,465,547         (37,284,262)

 Contributions by Procter & Gamble
  Far East, Inc. and Max Factor K.K.            221,599,300               96,690,100               83,229,000           2,120,567
 Employee contributions                       1,372,202,572            1,150,621,655              961,213,218          13,131,125
                                        -------------------      -------------------      -------------------     ---------------
       Total additions                       (2,302,403,623)             146,563,398            4,444,907,765         (22,032,570)
                                        -------------------      -------------------      -------------------     ---------------

Deductions:
 Distributions and withdrawals
  to participants                              (729,401,640)          (1,046,710,700)            (853,332,190)         (6,979,920)
 Bank charges                                        (8,330)                (109,665)                 (83,160)                (80)
                                        -------------------      -------------------      -------------------     ---------------
       Total deductions                        (729,409,970)          (1,046,820,365)            (853,415,350)         (6,980,000)
                                        -------------------      -------------------      -------------------     ---------------

net (decrease) Increase                      (3,031,813,593)            (900,256,967)           3,591,492,415         (29,012,570)

net assets available for benefits:
 Beginning of year                            8,023,441,365            8,923,698,332            5,332,205,917          76,779,343
                                        -------------------      -------------------      -------------------     ---------------

 End of year                            (Yen) 4,991,627,772      (Yen) 8,023,441,365      (Yen) 8,923,698,332     $    47,766,773
                                        ===================      ===================      ===================     ===============

See notes to financial statements.



JAPAN EMPLOYEE SAVINGS PLAN

Notes to Financial Statements
Years Ended June 30, 2000, 1999, and 1998
--------------------------------------------------------------------------------

1.   PLAN DESCRIPTION

     The following brief description of the Japan Employee Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     GENERAL - The Plan includes the Employee's Shareholding Association of Procter & Gamble Far East, Inc., Japan Branch, established May 1986, and the Employee's Shareholding Association of Max Factor K.K., established January 1994, for employees and executives of Procter & Gamble Far East, Inc., Japan Branch and Max Factor K.K. (collectively the "Companies") as a union under the provisions of Article 667 paragraph 1 of the Japanese Civil Law. The purpose of the Plan is to contribute to the formation of assets by its participants by facilitating their acquisition of the common stock of The Procter & Gamble Company (the "Stock"), the Companies' parent company. Although the Companies have not indicated any intent to do so, the Companies have the right under the Plan to terminate the Plan.

     CONTRIBUTIONS - Participants may contribute in units of 1,000 yen, up to 100 units monthly, and three times the monthly contributions from bonuses. The Companies contributed 10% of participants' contributions up to 30 units monthly and 90 units at the payment of bonuses until August 31, 1999. Effective September 1, 1999, the Companies' contribution was increased from 10% of participants' contributions to 20%. The maximum contribution by the Companies was unchanged. All contributions are invested in the Stock.

     U.S. TAXATION AND ERISA - The Plan is not subject to taxation in the United States, nor the provisions of the Employee Retirement Income Security Act ("ERISA").

     PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution and allocations of (a) the Companies' contributions and (b) earnings of the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     VESTING - Participants are immediately vested in their contributions, the Companies' matching contributions and actual earnings.

     WITHDRAWAL - Participants may withdraw the allotted shares of the Stock in multiples of 100 shares at any time. In the event that participants withdraw from the Plan on termination of service or by their request, the allotted shares of the Stock in multiples of one share plus cash at the amount of the residual share at fair value shall be returned to them.

     ADMINISTRATION - The Plan is administered by the Human Resources Department of Procter & Gamble Far East, Inc., Japan Branch. A portion of the administrative work of the Plan is entrusted to Daiwa Securities SB Capital Markets Co., Ltd.

2.   SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting and the Plan's net assets and transactions are recorded at fair value. The Plan's investment in the Stock is valued at the closing price on an established security exchange. Income from investments is recognized when earned and is allocated to each participant's account by the Plan's recordkeeper.

     EXPENSES OF THE PLAN - Investment management expenses are paid by the Companies.

     USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.   U.S. DOLLAR AMOUNTS

     U.S. dollar amounts presented in the financial statements are included solely for the convenience of the reader. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars. As the amounts shown in U.S. dollars are for convenience only, the rate of(Yen)104.5=U.S.$1, the approximate current rate at June 30, 2000, has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying financial statements.

                                   * * * * * *



THE PLAN. Pursuant to the requirements of the Securities Act of 1933, the trustees (or other persons who administer the employee benefit plan) have duly caused Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 29, 2000.

EMPLOYEE STOCK PURCHASE PLAN (JAPAN)

By:  EMPLOYEE'S SHAREHOLDING ASSOCIATION OF
     MAX FACTOR K.K.


By:  /s/KATSUYOSHI KOYAMA
     ----------------------------
     Katsuyoshi Koyama
     Chairman

By:  EMPLOYEES' SHAREHOLDING ASSOCIATION OF
     PROCTER & GAMBLE FAR EAST, INC., JAPAN BRANCH


By:  /s/NOBORU MINAMOTO
     -----------------------------
     Noboru Minamoto
     Chairman